November 19, 2018

Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

William Mastrianna, Attorney-Adviser

Celeste M. Murphy, Legal Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Dthera Sciences Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 2, 2018 Form 10-Q for the Fiscal Quarter Ended June 30, 2018 Filed August 14, 2018 File No. 333-191175

Dear Ms. Jacobson, Ms. Murphy, Mr. Littlepage, and Mr. Mastrianna:

This letter is written on behalf of Dthera Sciences, a Nevada corporation (the “Company”) in response to your letter dated October 24, 2018, relating to the public filings of the Company listed above (collectively, the “Filings”), and responds to the comments in your letter provided on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff”).

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 1

1.	Please disclose whether you have sold any ReminX products and whether you have generated a material amount of revenue from these sales. Please also provide context to your products discussion here and throughout your filing by disclosing that commercialization of ReminX has only just begun.

Response to Comment No. 1

Pursuant to discussions between counsel for the Company and the Staff, the Company would like to provide background information in response to Comment No. 1, as well as to the other comments provided by the Staff relating to the Filings.

When the Form 10-K for the Fiscal Year Ended December 31, 2017 (the “Annual Report”) was filed on April 2, 2018, the Company had not yet begun to commercialize its initial product, ReminX, and specified (in numerous sections of the Report) that the planned initial launch of ReminX was anticipated for the second fiscal quarter of 2018. In addition, when the Form 10-Q for the Fiscal Quarter Ended June 30, 2018 (the “Second Quarter Report”) was filed on August 14, 2018, information relating to preliminary product sales was not yet available to the Company. The Company announced the ReminX product launch on August 1, 2018, and the Company announced that the FDA had granted it breakthrough designation for its DTHR-ALZ product on August 23, 2018.

Accordingly, the Company respectfully advises the Staff that the information requested in Comments 1-4 was all provided in the Annual Report and the Second Quarter Report as then current and applicable to the Company. The information in the Annual Report and the Second Quarter Report accurately reflected the then-current status of the Company.

On November 14, 2018, the Company filed its Quarterly Report for the quarter ended September 20, 2018 (the “ ”), which includes responses to the Staff’s comments, together with additional disclosures relating to the Company and its products. The Company has provided information in the Third Quarter Report to disclose the results to date of the Company’s commercialization efforts relating to ReminX, and has disclosed that the Company has not generated material revenues to date. The Company has also provided in the Third Quarter Report additional information relating to the Company’s new product, DTHR-ALZ.

In light of the disclosures in the Third Quarter Report, the Company respectfully requests that it not be required to amend the Annual Report or the Second Quarter Report, because the information provided in the Third Quarter Report, while applicable and current now, was not applicable or, in many cases, anticipated when the Annual Report and Second Quarter Report were filed.

The Company undertakes to update the disclosures included in the Third Quarter Report in its future periodic filings under the Exchange Act of 1934, as amended, to the extent that changes in the Company’s circumstances warrant any update.

2.	We note your statement that "[a]dditional products are under development that are expected to directly target the symptoms of Alzheimer’s disease and other dementias, such as anxiety, depression, and cognitive decline, and for which Company may seek FDA clearance or approval as well as reimbursement." For context, please provide more disclosures regarding the FDA approval process, the costs associated with that process, and the anticipated timeframe for necessary approvals. Discuss the clinical trials process and the company's current clinical and business development plans.

Response to Comment No. 2

In addition to the general response provided above in response to Comment No. 1, the Company notes that it included a rider as Exhibit 99.1 to the Third Quarter Report which included discussions relating to the regulations that are and will be applicable to the Company as it proceeds through the development process with DTHR-ALZ, including specifics relating to the FDA approval process, and discussions of the impacts of the costs to comply with such regulations.

Moreover, the Company undertakes to revise, in its future periodic filings under the Securities Exchange Act of 1934, as amended, the disclosures in Exhibit 99.1 relating to plans, costs and anticipated timeframes relating to the FDA approval process, specifically in light of the Breakthrough Device Designation for DTHR-ALZ, as such information becomes available to the Company in the future.

Other Therapeutic Uses, page 5

3.	You state that you are "exploring other applications of the platform targeting other indications..." Describe what these indications are.

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Response to Comment No. 3

Similar to the responses to Comments No. 1 and 2, the Company has removed any references to exploring other indications from discussions of the Company’s plans and products in the Third Quarter Report, because management believes that it is too early to determine which, if any, other indications may respond to reminiscence therapy as delivered by either ReminX or other products. The Company will continue to provide updates on additional indications as management obtains better information about which specific indications are likely to benefit from the Company’s products.

Government Regulation, page 7

4.	You state that there "may be other healthcare-related laws and regulations that will become applicable" to the company if the company pursues the development of an FDA approved device. Provide more detail regarding what laws and regulations would be specifically applicable.

Response to Comment No. 4

In addition to the general response provided above in response to Comment No. 1, as noted above, the Company included a rider (as Exhibit 99.1) to the Third Quarter Report, which discussed the potential governmental regulations that may apply to the Company and its products, and also included the additional risk factors relating to the regulatory framework in the Quarterly Report.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 38

5.	We note your disclosure that RSJ Investments beneficially owns 6.23% of your common stock. Please revise to identify the natural person(s) with voting and investment power over the shares held by RSJ Investments.

Response to Comment No. 5

Michal Vortruba has voting and investment control over the shares of the Company’s common stock held by RSJ Investments. The Company undertakes to include the name of the natural person(s) with voting and investment power over the shares reported as beneficially owned by any entities in future filings, where applicable.

Form 10-Q for the Quarter Ended June 30, 2018

Condensed Consolidated Balance Sheets, page 3

6.	Please provide detailed footnote disclosure within your interim period financial statements in support of the prepaid expense amount reported as of June 30, 3018.

Response to Comment No. 6

In the Third Quarter Report, Note 5 includes a detailed discussion of prepaid expenses of the Company as of September 30, 2018, and December 31, 2017.

Additionally, the Company will continue to provide disclosures responsive to Comment No. 6 in its future filings.

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Note 5- Computer Software Development Costs, page 9

7.	In light of the nature of your research and development activities, please explain to us why you reference in your policy note ASC 350-40 and not the guidance in ASC 985-20. Also, if applicable to your capitalized computer software development costs, please explain to us in detail how you met the conditions in ASC 985-20-25-4 for capitalization.

Response to Comment No. 7

A hosting arrangement is defined in the Master Glossary as follows:

In connection with the licensing of software products, an arrangement in which an end user of the software does not take possession of the software; rather, the software application resides on the vendor’s or a third party’s hardware, and the customer accesses and uses the software on an as-needed basis over the Internet or via a dedicated line.

The Company determined that the ReminX software meets the definition of a hosting arrangement, as the customers/end-users do not take possession of the software. Instead, the application resides on servers, and the customer accesses and uses the software over the Internet.

With respect to the use of ASC 985-20, the Company notes that ASC 985-20-15-5 states:

The software subject to a hosting arrangement is within the scope of this Subtopic only if both of the following criteria are met:

a. The customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty.

b. It is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

With respect to ReminX, the customer/end-user does not have a contractual right to take possession of the software. Further, the ReminX software is only available on the ReminX Tablets (i.e. ReminX software is not available for use on third-party hardware). As such, neither of the tests listed above are satisfied with respect to the ReminX software.

Accordingly, the Company concluded that its software is subject to a hosting arrangement and does not meet the criteria to be accounted for within the scope of ASC 985. As such, the Company referred to ASC 350-40 – Software developed for internal use.

Conclusion

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

DTHERA SCIENCES

By:      /s/ Edward Cox

Edward Cox, Chief Executive Officer, President

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